Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JANUARY 23, 2017

TO THE PROSPECTUS DATED OCTOBER 17, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated October 17, 2016 (the “Prospectus”), as previously supplemented by Supplement No. 1 dated November 14, 2016 and Supplement No. 2 dated January 4, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for our common stock for the month of January 2017;

•	to describe our acquisition of a hotel property in Davis, California;

•	to describe the terms of a new line of credit from Blackstone; and

•	to announce the appointment of a new officer.

January Transaction Price

The transaction price for each share class of our common stock for the month of January 2017 will continue to be $10.00 per share. No material transactions have occurred since we broke escrow that would impact our pre-escrow break transaction price. As such, the January 2017 transaction price will apply to purchases of shares of our common stock that are made as of February 1, 2017. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

Acquisition of the Hyatt Place UC Davis

On January 20, 2017, we acquired the Hyatt Place UC Davis (the “UC Davis Hotel”) from an affiliate of Westbrook Partners, an unaffiliated third party, for approximately $32.2 million, exclusive of closing costs. The hotel was constructed in 2010, recently expanded in 2014 and is the only hotel on the University of California, Davis campus.

The following table provides information regarding the UC Davis Hotel.

				2016
Property Name	Sector	Location	Total Rooms	Average Occupancy	Average Daily Rate	Revenue Per Available Room
Hyatt Place UC Davis	Hotel	Davis, CA	127	83%	$158	$131

The UC Davis Hotel is the most recently built hotel and we believe among the highest quality of the hotels in the Davis, CA hotel market, which currently consists of 11 hotels comprising 732 keys. We believe the Davis, CA hotel market benefits from attractive fundamentals as no new supply was added to the market in 2016, and we are not aware of any supply under construction. We believe limited new supply has resulted in strong recent growth with the property’s revenue per available room increasing 9% in 2016. The table below includes certain historical information with respect to the average occupancy, the average daily rate and the revenue per available room of the UC Davis Hotel.

Year	Average Occupancy Per Night	Average Daily Rate	Revenue Per Available Room
2012	77%	$132	$101
2013	83%	$136	$113
2014	77%	$140	$107
2015	82%	$147	$120
2016	83%	$158	$131

The UC Davis Hotel is subject to a ground lease with The Regents of The University of California (the “Landlord”), which owns the underlying land. The ground lease expires in 2070 and includes a moratorium on further hotel development on the University of California, Davis core campus through 2040. Pursuant to the ground lease, we will pay the Landlord annual rent equal to the greater of (a) minimum base rent of $130,000 (subject to certain periodic adjustments) or (b) 5% of room revenue reduced by a utility rebate equal to actual utility charges paid to Landlord, capped at 2% of room revenue. For the year ended December 31, 2015, the rent paid under the ground lease was $145,099.

The property will be used as a hotel and the property is suitable for its intended purposes with no plans for significant renovation or improvement. The property is operated under the Hyatt brand name pursuant to a franchise agreement with an affiliate of Hyatt Hotels Corporation. The franchise agreement expires on December 31, 2036, with a right to enter into a 10-year successor agreement, subject to customary conditions. We believe that the property is adequately covered by insurance.

Real estate taxes assessed for the most recent fiscal year were approximately $203,733. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 1.11%. The federal tax basis of the property will approximate the purchase price. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 20 years. The acquisition of the UC Davis Hotel was funded through proceeds from our public offering.

In connection with this acquisition, we have engaged WHM, LLC (“WHM”), a hotel operating platform controlled (but not owned) by a Blackstone-advised fund. WHM will provide day to day operational and management services (including revenue management, distribution, accounting, legal and contract management, expense management and capital expenditure projects) for the UC Davis Hotel at a cost currently estimated to be approximately $200 per key per annum, plus actual costs allocated for transaction support services. We expect to set up a management incentive plan for the transaction for certain senior executives of WHM. Blackstone does not receive any fees or incentive payments from agreements between us and WHM or its management team.

Description of Line of Credit from Blackstone

On January 23, 2017, we entered into an unsecured, uncommitted line of credit up to a maximum amount of $250 million with Blackstone Holdings Finance Co. L.L.C. (“Lender”), an affiliate of Blackstone. The line of credit expires on January 23, 2018, subject to one-year extension options requiring Lender approval. The interest rate is the then-current rate offered by a third-party lender, or, if no such rate is available, LIBOR plus 2.25%. Each advance under the line of credit is repayable on the earliest of (i) the expiration of the line of credit, (ii) Lender’s demand and (iii) the date on which BX REIT Advisors L.L.C. no longer acts as our investment adviser, provided that we will have 180 days to make such repayment in the cases of clauses (i) and (ii) and 45 days to make such repayment in the case of clause (iii). To the extent we have not repaid all loans and other obligations under the line of credit after a repayment event has occurred, we are obligated to apply the net cash proceeds from this offering and any sale or other disposition of assets to the repayment of such loans and other obligations; provided that we will be permitted to (x) make payments to fulfill any repurchase requests pursuant to our share repurchase plan, (y) use funds to close any acquisition of property which we committed to prior to receiving a demand notice and (z) make quarterly distributions to our stockholders at per share levels consistent with the immediately preceding fiscal quarter and as otherwise required for us to maintain our REIT status. The line of credit also permits voluntary prepayment of principal and accrued interest without any penalty other than customary LIBOR breakage costs. The line of credit contains customary events of default. As is customary in such financings, if an event of default occurs under the line of credit, Lender may accelerate the repayment of amounts outstanding under the line of credit and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

Appointment of Executive Officer

On January 19, 2017, Brian Kim, 37, was appointed Head of Acquisitions and Capital Markets. Mr. Kim is a Managing Director with Blackstone Real Estate and is based in New York. Since joining Blackstone in 2008, Mr. Kim has played a key role in a number of Blackstone’s investments including the take private and subsequent sale of Strategic Hotels & Resorts, the acquisition of Peter Cooper Village / Stuyvesant Town and the creation of BRE Select Hotels Corp, Blackstone’s select service hotel platform. Prior to joining Blackstone, Mr. Kim worked at Apollo Real Estate Advisors, Max Capital Management Corp. and Credit Suisse First Boston. Mr. Kim has served as a board member, Chief Financial Officer, Vice President and Managing Director of BRE Select Hotels Corp since May 2013 and as a board member of La Quinta Holdings Inc., a portfolio company of a Blackstone fund, since November 2015. Mr. Kim received an AB in Biology from Harvard College where he graduated with honors.